EXHIBIT 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
NEWS RELEASE

For immediate release
December 11, 2012

MAHANAGAR TELEPHONE TO APPLY FOR VOLUNTARY
DELISTING FROM NEW YORK STOCK EXCHANGE

New Delhi, India, December 11, 2012 – Mahanagar Telephone Nigam Limited (the “Company”) NYSE: MTE, is announcing that its Board of Directors has approved the voluntary delisting of the Company’s American Depositary Shares (“ADSs”) from the New York Stock Exchange Euronext.  In addition, on December 10, 2012, the NYSE notified the Company that the Company was not in compliance with Section 802.01C of the NYSE Listed Company Manual, which requires an average closing price of not less than $1 per share over a consecutive 30-trading day period and on the last trading day of that period.

The Company intends to maintain its ADS program in the United States, and anticipates that the ADSs will be traded in over-the-counter OTCQX International Market.  The Company’s common shares, which underlie the ADSs, will continue to trade on the BSE and the National Stock Exchange.  After the delisting from the NYSE, the Company plans to file for termination of its reporting obligations with the U. S. Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 (“Exchange Act”).  The Company will continue to post financial and other material information on its website at www.mtnl.net.in.

Since the Company established the ADS program and listed the ADSs on the NYSE in 2001,  there have been major changes in the international securities markets, in the Company’s competitive and financial positions and in the public availability of Company information.  The Company’s Board of Directors considered those changes as well as the material factors listed below in deciding to proceed with the NYSE delisting and the SEC deregistration:

•	low trading volume for the ADSs on the NYSE,
•	accounting, legal and administrative costs incurred as a SEC registered company in the U.S. with ADSs listed on a national securities exchange,
•	recent periods of non-compliance with NYSE price maintenance rules that had subjected the Company to possible involuntary delisting,
•
continued listing in Indian markets with increased internationalization of financial reporting standards and corporate governance requirements and greater scope and availability of information on the Company on its and third party websites,

•	potential impact of the delisting and the deregistration on holders of ADSs and limitations on foreigners engaging in securities transactions in India, and
•	efforts to establish a trading market for the ADSs in the U.S. on the OTCQX

The Company has provided written notice to NYSE Euronext of its intent to delist and plans to file a Form 25 with the SEC on or after December 21, 2012 to initiate the voluntary delisting.  The Company also plans to file a Form 15F with the SEC to deregister and terminate its reporting obligation under the Exchange Act after the delisting becomes effective.  The Company’s reporting obligation will be suspended upon filing the Form 15F, and will terminate 90 days thereafter if there are no objections from the SEC.

The Company expects that the delisting will take effect on or about December 31, 2012.  Accordingly, the Company expects that the last day of trading of its ADSs on the NYSE Euronext will be on December 31, 2012.  After the delisting, it is anticipated that the ADSs will be available for trading on the OTCQX or other over-the-counter market, although no assurances can be given that any trading market for the ADSs will exist, and the liquidity of any market may be extremely limited.

The Company was established by the government of India in 1986 to provide fixed-line and other basic telecommunications services in Delhi and Mumbai.  Since then it has become a leading telecommunications company in India.

For additional information, contact:

Smt. Anita Soni, Director Finance
dirfinco@bol.net.in
91-11-2432-1095

-or-

Carter Ledyard & Milburn LLP
rich@clm.com
212-238-8895

Forward-Looking Statements and Risks and Uncertainties
This news release contains certain forward-looking statements and information within the meaning of applicable U.S. securities laws, including, without limitation, forward-looking statements regarding the Company’s intent to voluntarily delist from the NYSE Euronext and to voluntarily deregister its common shares under applicable U.S. securities laws, and the timing of such delisting and deregistration.  Forward-looking statements, which may be identified by words such as “intends,” “will,” “anticipates,” and “plans” are intended to provide information about management’s current plans and expectations regarding future operations and events.

Although the Company believes that the expectation reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties that may cause actual results or events to differ materially from those anticipated.  No assurance can be given that these expectations will be realized, and undue reliance should not be placed on such statements.  Risk factors that could cause actual results or events to differ materially from the forward-looking statements include the risk that the voluntary delisting and deregistration may not occur on the timeline anticipated by the Company, or that the NYSE Euronext or the SEC may raise objections, and the risk factors identified in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012.

Forward-looking statements and information are based on the beliefs, assumptions and expectations of Company management on the date of this press release.  The Company does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances changes, except as required by law.